Mail Stop 4561

June 13, 2007

Via U.S. Mail and Fax (407) 251-8455
Mr. Omar Jimenez
Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

> RE: **American Leisure Holdings, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 333-48312**

Dear Mr. Jimenez:

We have reviewed your response letter dated June 8, 2007 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-5

1.   We read your response to prior comment 1. We note that the rollforward provided in your response letter dated March 16, 2007 indicated an unpaid balance at 12/31/2004 of $862,896, which does not agree to the $920,134 disclosed on page F-10 in Note 2 to your financial statements. Please revise.

Note 4 – Acquisitions, page F-15

2.   We have read and reviewed your response to comment 3. Based on our conference call on June 11, 2007 and the disclosures within your financial statements it appears that you consummated a business combination on December 30, 2004 when you purchased Around the World Travel, Inc. (AWT). In addition, in a response letter dated January 8, 2007 you represented to us that, based upon paragraph 6 of EITF 98-3, you acquired a business. You stated during our conference call on June 11, 2007 that you did not consolidate the operations of AWT because you did not have a license to operate the business. You also stated that you hired AWT to manage the assets because they had a license and as soon as you received a license you terminated the management agreement with AWT and consolidated the operations of AWT beginning on August 1, 2006. Due to the fact that you entered into a purchase agreement and accounted for this purchase as a business combination in accordance with SFAS 141 please restate your financial statements to consolidate the acquired business in its entirety beginning on December 30, 2004. We do not accept the argument that due to the fact that you didn't own the licenses to operate the business that you don't have to consolidate the operations.

3.   As it relates to the above comment please revise to update your consolidation policy for the acquisition of TraveLeaders from AWT.

Note 14. Stockholders Equity and Redeemable Preferred Stock

Warrants, page F-25

4.   We have reviewed your response to prior comment 5. Please tell us if the Series A Preferred Stock Designation has been amended or whether the holders have agreed that section 4(k) was incorrectly included. Also, explain to us why your Form 8-K filed at the time of issuance (under the name Freewillpc.com, Inc.) indicates that the conversion rate is adjusted if the market price of the Common Stock is below $1.00, if no such adjustment is possible.

Form 10-QSB for the period ended June 30, 2006

Note E – Related Party Transactions, page 9

5.   We have reviewed your response to prior comment 8, which failed to address all of the bullet points in our comment. Revise or tell us why the Consolidated Statement of Operations for the three months ended June 30, 2005 has not been adjusted for discontinued operations.

6.   Your response to prior comment 8 indicates that the gain on disposal is in the 2006 columns. However, we note that the columns that include the gain on

disposal are clearly labeled as 2005. It appears that the column headings are mislabeled. Please revise.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief